Exhibit 99.1

Paysafe Limited

25 Canada Square

27th Floor

London, United Kingdom E14 5LQ

Notice of Special General Meeting of Shareholders

of Paysafe Limited to be held on December 8, 2022

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that a special general meeting (the “Special Meeting”) of shareholders of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”) will be held over audio conference link (as permitted by Bye-Law 53 of our further amended and restated Bye-Laws) at www.proxydocs.com/PSFE at 11:30 a.m. (ET) on Thursday, December 8, 2022. Eligible shareholders can attend the Special Meeting by entering the control number found on their proxy card or voting instructions. Please note you must register to attend and/or participate in the meeting online no later than 5.00 p.m. (ET) on Wednesday, December 7, 2022 at www.proxydocs.com/PSFE. The Special Meeting of shareholders of the Company, including any postponement or adjournment(s) thereof will be held for the below purposes. At the Special Meeting, eligible shareholders will be asked to consider and if thought fit, to approve the following proposals (collectively, the “Proposals”):

(1) Approval of the consolidation and redesignation of the issued and unissued common shares, and the unissued undesignated shares, of par value $0.001 each in the capital of the Company (together, the “Reverse Stock Split”) at a ratio of 1 for 12, such that after giving effect to the Reverse Stock Split, the authorized share capital of the Company shall be comprised of $22,000,000 divided into 1,600,000,000 common shares of par value $0.012 each and 233,333,333.3 undesignated shares of par value $0.012 each, with the rights attaching thereto as set out in the Amended Bye-Laws (as defined below), conditional always upon the Board determining, prior to the 2023 Annual General Meeting of shareholders (the “Long Stop Date”), whether to proceed with the Reverse Stock Split and the relevant time to do so, by reference to such factors as the Board may deem necessary or appropriate including, amongst other things, market conditions for the Company’s common shares at the relevant time (“Proposal One”);

(2) Approval of, subject always to the Reverse Stock Split being implemented prior to the Long Stop Date, the adoption by the Company as at the date of such implementation, of updated bye-laws of the Company, with the changes to the existing bye-laws of the Company (the “Bye-Laws”) being substantially in the form of the changed pages annexed to the Notice of Meeting (the “Amended Bye-Laws”), in substitution for and to the exclusion of the relevant provisions of the Bye-Laws , and to authorize any director or officer of the Company to take such steps, issue such notices, execute and deliver such deeds for and on behalf of the Company to update the Bye-Laws to include the Amended Bye-Laws, and to file the same with all regulatory authorities of competent jurisdiction, it being understood that if the Board does not determine, prior to the Long Stop Date, to effect the Reverse Stock Split, these resolutions numbered (1) through (2) shall lapse and shall be of no further effect, such that the par value of the issued and unissued common shares and the undesignated shares in the capital of the Company shall remain $0.001 (“Proposal Two”); and

to transact such other business as may properly be brought before the Special Meeting (including any postponement or adjournment(s) thereof.

The Board has fixed the record date for the purposes of determining shareholders eligible to attend and vote at the Special Meeting as being the close of business (ET) on November 21, 2022 (the “Record Date”). Only shareholders of record, whose details appear on our register of members on the Record Date are entitled to receive notice of and to vote at the Special Meeting (including any postponement or adjournment(s) thereof). Whether or not you plan to attend the Special Meeting, in order to ensure that your shares will be voted in accordance with your wishes and that the Special Meeting is quorate, please promptly complete and submit your proxy card. You can submit your proxy card to vote your shares electronically over the internet, or by telephone, as provided in the instructions set forth on the proxy card. Following submission of your signed proxy card, you may revoke it at any time before the Special Meeting by: (i) delivering to the Secretary of the Company at Paysafe Limited, Century House, 25 Canada Square 27th Floor London, United Kingdom E14 5LQ, a written statement revoking such proxy, (ii) executing and delivering a later-dated proxy, or (iii) attending and voting in person at the Special Meeting.

Provided that a quorum is present at the Special Meeting, adoption of each Proposal requires the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Special Meeting. To constitute a quorum, there must be present, either in person or by proxy, two or more shareholders representing at least a majority of the total voting rights of the issued and outstanding shares. If the Special Meeting is not quorate at the appointed time, the Special Meeting may be adjourned in accordance with our Bye-Laws.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF THE PROPOSALS PRESENTED IN THE PROXY STATEMENT. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION WILL BE APPRECIATED.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be held on December 8, 2022. The Company’s proxy materials for the Special Meeting, including this notice, the accompanying proxy statement and the accompanying form of proxy card, are available for view and to download at www.proxydocs.com/PSFE.

All shareholders are formally notified that, in accordance with our Bye-Laws, for all future general meetings of the Company (whether annual general meetings or special general meetings), notice of such meetings and the relevant materials relating to the business of such meetings shall be posted exclusively on the website of the Company, which shall constitute due and proper notice of the relevant meeting to all shareholders entitled to participate thereat, save where no later than 14 days ahead of such meeting, such shareholder expressly requests delivery to him of a paper copy of the meeting materials by contacting investor relations at investorrelations@paysafe.com.

BY ORDER OF THE BOARD OF DIRECTORS

Elliott Wiseman, Secretary

London, UK

November 21, 2022

PROXY STATEMENT FOR
SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 8, 2022

INFORMATION CONCERNING SOLICITATION
AND VOTING AT THE SPECIAL GENERAL MEETING

General

This Proxy Statement is being furnished in connection with the solicitation on behalf of the board of directors (the “Board”) of Paysafe Limited, an exempted limited company incorporated under the laws of Bermuda (“we,” “our,” “us,” or the “Company”), of proxies to be voted at the special general meeting of shareholders (the “Special Meeting”) to be held over audio conference link (as permitted by Bye-Law 53 of our amended and restated Bye-Laws (“Bye-Laws”) at www.proxydocs.com/PSFE at 11:30 a.m. (ET) on Thursday, December 8, 2022, for the purposes set forth herein and in the accompanying notice of Special Meeting. Eligible shareholders can attend the Special Meeting by entering the control number found on their proxy card or voting instructions. Please note you must register to attend and/or participate in the meeting online no later than 5.00 p.m. (ET) on Wednesday, December 7, 2022 at www.proxydocs.com/PSFE. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about November 21, 2022 to the shareholders entitled to be present via the audio conference link and vote at the Special Meeting.

Voting Rights and Outstanding Shares

The Board has fixed the record date for the purposes of determining shareholders eligible to be present via the audio conference link and vote at the Special Meeting as being close of business (ET) on November 21, 2022 (the “Record Date”). Only shareholders of record, whose details appear on our register of members on the Record Date are entitled to receive notice of, be present via the audio conference link and to vote at the Special Meeting (including any postponement or adjournment(s) thereof). Each Shareholder is entitled to one vote on each matter to be voted upon by the shareholders at the Special Meeting for each common share held by such shareholder. On the Record Date, there were approximately 727,363,962 common shares issued and outstanding that are entitled to vote.

At the Special Meeting, two or more shareholders present in person at the start of the Special Meeting and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company shall form a quorum for the transaction of business at the Special Meeting.

Adoption of Proposal One and Proposal Two as set forth in the accompanying notice of Special Meeting and as more specifically described in this Proxy Statement each requires the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Special Meeting.

Each of Proposal One and Proposal Two will be voted on by a poll with an authorized representative of Mediant, collating and counting the votes to determine whether the requisite majority has been met.

The common shares of the Company are listed on the New York Stock Exchange under the symbol “PSFE.”

Solicitation and Revocation

PROXY CARDS IN THE FORM ENCLOSED WITH THIS PROXY STATEMENT ARE BEING SOLICITED ON BEHALF OF OUR BOARD. OUR BOARD HAS DESIGNATED EACH OF THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY CARD AS A PROXY. Each person designated as a proxy serves as an executive officer of the Company.

Each common share represented by a properly executed proxy card that is returned and not revoked will be voted in accordance with the instructions, if any, given thereon and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Special Meeting. If no instructions are provided in a properly executed proxy card, it will be voted FOR the approval of the Reverse Stock Split (“Proposal One”) and FOR the approval of the related Bye-Law amendments (“Proposal Two”). Any shareholder who executes a proxy card may revoke it at any time before it is voted by: (i) delivering to the Secretary of the Company at Paysafe Limited, Century House, 25 Canada Square 27th Floor London, United Kingdom E14 5LQ, a written statement revoking such proxy, (ii) executing and delivering to the Company a later-dated proxy card, or (iii) voting in person at the Special Meeting via the link. Attendance at the Special Meeting by a shareholder who has executed and delivered a proxy card to us shall not in and of itself constitute a revocation of such proxy. For common shares held in “street name” by a broker, bank or other nominee, new voting instructions must be delivered to the broker, bank or nominee in accordance with the instructions provided to you by your bank, broker or other nominee to ensure your common shares will be counted as voting at the Special Meeting.

If within half an hour from the time appointed for the Special Meeting a quorum of shareholders is not present, then, in accordance with our Bye-Laws, the Special Meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary of the Company may determine.

The Company will bear the cost of solicitation of proxy votes but has not engaged a proxy solicitation agent. Solicitation may be made by our directors, officers and employees personally, by telephone, electronic mail or otherwise, but such persons will not be specifically compensated for such services. We may also make, through bankers, brokers or other persons, a solicitation of proxies of beneficial holders of common shares.

PROPOSAL ONE AND PROPOSAL TWO

Approval of Reverse Stock Split and Related Bye-Law Amendments

At the Special Meeting, shareholders will be asked to consider and, if thought fit, approve the following two proposals relating to the Reverse Stock Split:

Proposal One:

Approval of the consolidation and redesignation of the issued and unissued common shares, and the unissued undesignated shares, of par value $0.001 each in the capital of the Company (together, the “Reverse Stock Split”) at a ratio of 1 for 12, such that after giving effect to the Reverse Stock Split, the authorized share capital of the Company shall be comprised of $22,000,000 divided into 1,600,000,000 common shares of par value $0.012 each and 233,333,333.3 undesignated shares of par value $0.012 each, with the rights attaching thereto as set out in the Amended Bye-Laws (as defined below), conditional always upon the Board determining, prior to the 2023 Annual General Meeting of shareholders (the “Long Stop Date”), whether to proceed with the Reverse Stock Split and the relevant time to do so, by reference to such factors as the Board may deem necessary or appropriate including, amongst other things, market conditions for the Company’s common shares at the relevant time.

Proposal Two:

Approval of, subject always to the Reverse Stock Split being implemented prior to the Long Stop Date, the adoption by the Company as at the date of such implementation of updated Bye-Laws of the Company, with the changes to the existing Bye-Laws of the Company (the “Bye-Laws”) being substantially in the form of the changed pages annexed to the Notice of Meeting (the “Amended Bye-Laws”), in substitution for and to the exclusion of the relevant provisions of the Bye-Laws and to authorize any director or officer of the Company to take such steps, issue such notices, execute and deliver such deeds for and on behalf of the Company to update the Bye-Laws to include the Amended Bye-Laws, and to file the same with all regulatory authorities of competent jurisdiction, it being understood that if the Board does not determine, prior to the Long Stop Date, to effect the Reverse Stock Split, Proposal One and Proposal Two shall lapse and shall be of no further effect, such that the par value of the issued and unissued common shares and the undesignated shares in the capital of the Company shall remain $0.001.

It should be understood that if the Board does not determine, prior to the Long Stop Date, to effect the Reverse Stock Split, Proposal One and Proposal Two (above) shall lapse and shall be of no further effect, such that the par value of the issued and unissued common shares and the undesignated shares in the capital of the company shall remain $0.001.

General

The Board has approved the Reverse Stock Split and the corresponding adoption of the Amended Bye-Laws into our Bye-Laws (the “Bye-Law Amendments”), subject to the right of the Board to determine whether to proceed with the Reverse Stock Split and the effective date thereof, and is hereby soliciting shareholder approval of the Reverse Stock Split and the Bye-Law Amendments. A vote FOR Proposal One and Proposal Two will constitute approval of the Reverse Stock Split and adoption of the Bye-Law Amendments, providing for the consolidation and redesignation of the Company’s issued and unissued common shares and unissued undesignated shares (the rights and restrictions attaching to which are not defined by the Company Bye-Laws), at a ratio of one for twelve (1:12) and the resulting change in the par value of such shares to $0.012 each, and will grant the Board the authority to determine, prior to the Long Stop Date, whether and when to implement the Reverse Stock Split.

If Proposal One and Proposal Two are approved, and the Board determines to effect the Reverse Stock Split, then the Bye-Law Amendments will be filed with the Bermuda Registrar of Companies. The Bye-Law Amendments amend Bye-Laws 4.1, 4.3, 5.3 and related definitions set forth in the existing Bye-Laws to provide that:

(i)
the authorised share capital of the Company at the effective date of adoption of the Bye-Law Amendments is US$22,000,000 divided into 1,600,000,000 common shares and 233,333,333.3 undesignated capital shares;

(ii)
the par value of the issued and unissued common shares is $0.012 per share;
(iii)
the par value of the undesignated shares is $0.012 per share or as otherwise determined by the Board in accordance with Bye-Law 5.3; and
(iv)
the Board may reclassify and change the par value of any undesignated shares prior to issuance.

The above description of the Bye-Law Amendments is a summary, is not complete and is qualified in all respects to the complete form of the Bye-Law Amendments attached hereto as Exhibit I.

If the Reverse Stock Split is not implemented, the Bye-Law Amendments will not become effective and our Bye-Laws will remain unchanged.

Following the Reverse Stock Split and the Bye-Law Amendments, although our authorized capital will remain unchanged, the number of authorized common shares will be 1,600,000,000 common shares (changed from 20,000,000,000 authorized common shares prior to the Reverse Stock Split). The number of authorized undesignated shares following the Reverse Stock Split and the Bye-Law Amendments will be 233,333,333.3 undesignated shares (changed from 2,000,000,000 authorized undesignated shares prior to the Reverse Stock Split).

Although we presently intend to effect the Reverse Stock Split shortly after the Special Meeting, the Board reserves the right to delay or elect not to proceed with, and abandon, the Reverse Stock Split contemplated in Proposal One and Proposal Two (above) if it determines, in its sole discretion, that implementing the Reverse Stock Split is no longer in the best interests of the Company and its shareholders as a whole. The Board may consider a variety of factors in determining whether and when to effect the Reverse Stock Split, including market conditions and recent changes and anticipated trends in our share price.

Purpose and Background of Reverse Stock Split

The purpose of effecting the Reverse Stock Split is to increase the market price of the Company’s common shares. The Company believes that the increased market price for its common shares that is expected to result from implementing a Reverse Stock Split will improve the marketability and liquidity of the common shares and will encourage interest and trading in the common shares. In addition, the Company believes that a number of institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. Analysts at many brokerage firms do not monitor the trading activity or otherwise provide coverage of lower-priced stocks. The presence of these factors may be adversely affecting, and may continue to adversely affect, the price of our common shares and their trading liquidity. Should the Reverse Stock Split have the effect of increasing the market price of our common shares, the increase in visibility and liquidity of our common shares could also help facilitate future financings and provide management with more flexibility to execute the Company’s business strategy. The Company believes a higher share price also could help attract, retain and motivate employees, some of whom may be less likely to work for us if we have a low share price.

There can be no assurance that the Reverse Stock Split, if implemented, will achieve any of the desired results. There also can be no assurance that the price per common share immediately after the Reverse Stock Split, if implemented, will increase proportionately with the Reverse Stock Split ratio, or that any increase will be sustained for any period of time. The market price of the common shares may vary based on other factors that are unrelated to the number of shares outstanding, including our future performance and market conditions.

Principal Effects of the Reverse Stock Split

If approved and implemented, the principal effects of the Reverse Stock Split and the Bye-Law Amendments would include the following:

•
every 12 common shares owned by a shareholder on the effective date of the Reverse Stock Split will be consolidated into one new common share of par value $0.012 (based on approximately 727,363,962 common shares outstanding as of the record date, the principal effect of the Reverse Stock Split will be that the number of common shares issued and outstanding will change from approximately 727 million shares as of the Record Date to approximately 61 million shares as of such date, without giving effect to any rounding up of fractional shares);
•
no fractional common shares will be issued in connection with the Reverse Stock Split, instead a holder of common shares who would otherwise receive a fractional share pursuant to the Reverse Stock Split will receive a whole share in lieu of a fractional share as explained herein;
•
the number of authorized common shares following the Reverse Stock Split and the Bye-Law Amendments will be 1,600,000,000 common shares of par value $0.012 (changed from 20,000,000,000 authorized common shares of par value $0.001 prior to the Reverse Stock Split);
•
the number of authorized undesignated shares following the Reverse Stock Split and the Bye-Law Amendments will be 233,333,333.3 undesignated shares of par value $0.012 (changed from 2,000,000,000 authorized undesignated shares of par value $0.001 prior to the Reverse Stock Split);
•
there will be no change to the Company’s authorized share capital and no reduction of share capital resulting from the Reverse Stock Split, merely a consolidation of all issued and unissued shares to create shares of an increased par value;
•
the Reverse Stock Split will affect all shareholders uniformly and will not affect any shareholder’s percentage ownership interest in the Company (save as to dealings with “Fractional Shares” as described below). Where shareholders would otherwise be entitled to fractional shares as a result of the Reverse Stock Split because they hold a number of shares not evenly divisible by 12 (“Fractional Shares”), such shareholders will automatically be entitled to an additional fraction of a share to round up to the next whole common share of par value $0.012;
•
the Reverse Stock Split will not affect any shareholders’ proportionate voting power (other than in relation to the treatment of Fractional Shares described above);

•
the Reverse Stock Split will not change the rights attaching to the common shares detailed in the Bye-Laws (incorporating the Amended Bye-Laws), merely the par value of the common and undesignated shares;
•
following the Reverse Stock Split, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of the Company’s warrants, the LLC units (as defined below), and all then outstanding awards under the Company’s equity plans; and
•
the number of common shares then reserved for issuance under the Company’s warrants, the LLC units and the Company’s equity plans will be reduced proportionately based upon the Reverse Stock Split ratio.

Risks Associated with the Reverse Stock Split

There are risks associated with the Reverse Stock Split, and neither the Board nor the Company give shareholders any assurance or make any representation that:

•
the market price per common share after the Reverse Stock Split will rise in proportion to the reduction in the number of common shares outstanding before the Reverse Stock Split or if it does that the increase in the share price will be sustained;
•
the Reverse Stock Split will result in a per share price that will attract interest in the Company from brokers and investors who do not trade in lower priced stocks;
•
the Reverse Stock Split will result in a per share price that will increase our ability to attract and retain employees and other service providers; or
•
the liquidity of the common shares will increase.

While we believe that a higher share price may help general investor interest in our common shares, the Reverse Stock Split may not result in a share price that will attract brokers, institutional investors or investment funds or satisfy the investing guidelines of institutional investors or investment funds. The market price of the common shares is also based on our performance and other factors which are unrelated to the number of common shares outstanding. There are numerous factors and contingencies that could affect our share price following the Reverse Stock Split, including the status of the market for the common shares at the time, our reported results of operations in future periods and general economic, market and industry conditions. Accordingly, although the price of the common shares may increase immediately following the Reverse Stock Split, there can be no assurance that the market will sustain such increase. If the market price of the common shares declines after the Reverse Stock Split, our total market capitalization (the aggregate value of all our outstanding common shares at the then existing market price) after the Reverse Stock Split will be lower than before the split. In addition, a decline in the market price of the common shares after the Reverse Stock Split may result in a greater percentage decline than would occur in the absence of a split. Following the Reverse Stock Split, although our authorized capital is unchanged, the number of our issued and outstanding shares will be diminished, which may lead to reduced trading volume and less liquidity for the common shares. That may increase the volatility of our common share price. There is also no assurance that the Reverse Stock Split will result in favorable financing opportunities or further the execution of the Company’s business strategy.

The Reverse Stock Split may result in some shareholders owning “odd lots” of less than 100 common shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell than lots in even multiples of 100 shares.

Procedures for Exchange of Common Shares Should the Reverse Stock Split Become Effective

The Company expects that its transfer agent will act as exchange agent for purposes of implementing the exchange of common shares if the Reverse Stock Split becomes effective. Shareholders holding common shares in certificated form will be sent a letter of transmittal from the exchange agent, on behalf of the Company, with instructions on how such shareholders should surrender to the exchange agent certificates representing pre-Reverse Stock Split common shares of par value $0.001 in exchange for certificates representing post-split common shares of par value $0.012. No common shares of par value $0.012 will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) for the common shares of par value $0.001 together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split common shares of par value $0.001 submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split common shares of par value $0.012. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL EXPRESSLY REQUESTED TO DO SO.

Shareholders holding common shares in book-entry form with the transfer agent need not take any action to receive post-split common shares of par value $0.012. If a shareholder is entitled to post-split common shares of par value $0.012, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of common shares of par value $0.012 held by such shareholder following the Reverse Stock Split.

Upon the implementation of the Reverse Stock Split, the Company intends to treat common shares of par value $0.001 held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose common shares of par value $0.001 are registered in their names. Banks, brokers or other nominees will be instructed to effect the Reverse Stock Split for their beneficial holders holding common shares in “street name.” However, these banks, brokers or other nominees may have different procedures from those that apply to registered shareholders for processing the Reverse Stock Split. If a Shareholder holds common shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee for information.

Fractional Shares

Shareholders will not receive fractional shares in connection with the Reverse Stock Split. Instead, shareholders who otherwise would be entitled to receive fractional shares because they hold a number of common shares not evenly divisible by 12 will automatically be entitled to receive an additional fraction of a share to round up to the next whole common share of par value $0.012. In other words, any fractional share will be rounded up to the nearest whole number. Common shares held in registered form and common shares held in “street name” (that is, through a broker, bank or other holder of record) for the same shareholder will be considered held in separate accounts and will not be aggregated when effecting the Reverse Stock Split.

Effect of the Reverse Stock Split on Warrants and LLC Units

Under the terms of the Company’s outstanding warrants, if the Reverse Stock Split is implemented, proportionate adjustments will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants. Similar proportional adjustments will be made to the exchange rights included in the limited liability company units issued pursuant to that Amended and Restated Limited Liability Company Agreement of Paysafe Bermuda Holdings LLC, dated as of December 7, 2020 (the “LLC units”), which provide for rights equivalent to those of the warrants. This would result in approximately the same aggregate price being required to be paid upon exercise, and approximately the same value being delivered upon such exercise immediately following the Reverse Stock Split as was the case immediately preceding the Reverse Stock Split. The number of shares reserved for issuance pursuant to these securities will be reduced proportionately based upon the Reverse Stock Split ratio of 1 for 12.

Effect of the Reverse Stock Split on Outstanding Equity Awards

The Reverse Stock Split will reduce the number of common shares available for issuance under our 2021 Omnibus Incentive Plan proportionately based upon the Reverse Stock Split ratio of 1 for 12. Under the terms of our outstanding RSUs, PSUs and options, the Reverse Stock Split will cause a reduction in the number of common shares issuable upon exercise or vesting of such awards in proportion to the Reverse Stock Split ratio and will cause a proportionate increase in the exercise price of the options. The number of shares authorized for future issuance under the plan will also be proportionately reduced.

Certain Material U.S. Federal Income Tax Considerations

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Stock Split as applicable to U.S. Shareholders (as defined below). It does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences of the Reverse Stock Split and is included for general information purposes only. Further, it does not address any state, local or foreign tax consequences or any U.S. federal tax consequences (such as estate and gift tax consequences) other than income tax consequences. Additionally, it does not address the U.S. federal income tax consequences to U.S. Shareholders that are subject to special tax rules, including, without limitation, banks, insurance companies, regulated investment companies, real estate investment trusts, retirement plans, persons whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes (and investors in such entities), persons subject to the alternative minimum tax, persons subject to Medicare tax on investment income, personal holding companies, broker-dealers, U.S. expatriates, and tax-exempt entities. This summary does not address shareholders that are not U.S. Shareholders, and such shareholders should consult their personal tax advisors regarding the tax consequences of the Reverse Stock Split for them.

The summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury regulations promulgated under the Code as of the date hereof, which is subject to change, possibly with retroactive effect, and differing interpretations. The tax treatment of a U.S. Shareholder may vary depending upon the particular facts and circumstances of such shareholder. Each shareholder should consult with his or her tax advisor with respect to the tax consequences of the Reverse Stock Split. As used herein, the term U.S. Shareholder means a shareholder that is, for U.S. federal income tax purposes: an individual who is a citizen or resident of the United States; a corporation created or organized under the laws of the United States, any state of the United States or the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or such trust has a valid election in effect to be treated as a U.S. person. No ruling from the IRS with respect to the matters discussed below has been requested, and there is no assurance that the IRS or a court would agree with the conclusions set forth in this discussion. The following discussion assumes that the pre-split common shares were, and post-split common shares will be, held as “capital assets” as defined in the Code.

The Reverse Stock Split is intended to qualify as a “reorganization” under Section 368 of the Code that should constitute a “recapitalization” for U.S. federal income tax purposes. Assuming the Reverse Stock Split qualifies as a reorganization, a U.S. Shareholder generally will not recognize gain or loss upon the exchange of our common shares for a lesser number of common shares, based upon the Reverse Stock Split ratio. A U.S. Shareholder’s aggregate basis in the lesser number of common shares received in the Reverse Stock Split will be the same as such U.S. Shareholder’s aggregate tax basis in the common shares that such U.S. Shareholder owned immediately prior to the Reverse Stock Split. The holding period for the common shares received in the Reverse Stock Split will include the period during which a U.S. Shareholder held the common shares that were surrendered in the Reverse Stock Split. The U.S. Treasury regulations provide detailed rules for allocating the tax basis and holding period of the common shares surrendered to the common shares received pursuant to the Reverse Stock Split. U.S. Shareholders of common shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO HIM OR HER OF THE REVERSE STOCK SPLIT.

Effective Date of the Reverse Stock Split

If Proposal One and Proposal Two are approved by the shareholders at the Special Meeting, the Board will have discretion, prior to the date of its 2023 annual general meeting, to determine whether and on what date to effect the Reverse Stock Split.

Required Vote

Adoption of each of Proposal One and Proposal Two requires the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Special Meeting. The Board will not effectuate the Reverse Stock Split unless both Proposal One and Proposal Two are approved by shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR EACH OF PROPOSAL ONE AND PROPOSAL TWO.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF PROPOSAL ONE AND IN FAVOR OF PROPOSAL TWO.

OTHER MATTERS

Our Board is currently unaware of any other matters that may properly come before the Special Meeting other than as set forth in the accompanying Notice of Special Meeting and as more specifically described in this Proxy Statement. Each common share represented by a properly executed proxy card which is returned and not revoked will be voted in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Special Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Elliott Wiseman, Secretary

London, UK

November 21, 2022

EXHIBIT I

Explanation

If Proposal One and Proposal Two are each adopted by the affirmative vote of a simple majority of the votes cast by shareholders present in person or represented by proxy and entitled to vote at the Special Meeting, and the Reverse Stock Split is effectuated, the Bye-Laws will be further amended to reflect the Reverse Stock Split by the inclusion of the Bye-Law Amendments.

This Exhibit I details each of the Bye-Law Amendments, showing only the changed pages of the Bye-Laws and reflecting, in tracked changes, the Bye-Law Amendments.

If Proposal One and Proposal Two are each adopted by the requisite majority of shareholders at the Special Meeting, other than the inclusion of the Bye-Law Amendments, our Bye-Laws are otherwise unchanged from the version adopted by resolution of the shareholders passed on March 30, 2021.

If the Reverse Stock Split is not effectuated, the Bye-Laws will continue, unchanged, in full force and effect.

PAYSAFE LIMITED

SECOND AMENDED BYE-LAWS

~~(date)~~

Including certain amendments adopted by resolution of the members dated ……………………

Effective as at: …………………………………………..

DESTRUCTION OF DOCUMENTS	49
WINDING UP	50
EXEMPTION AND INDEMNIFICATION OF OFFICERS	51
BUSINESS COMBINATIONS	52
ALTERATION OF BYE-LAWS	56~~55~~

Bye-Laws

of

Paysafe Limited

INTERPRETATION

1.
In these Bye-Laws, unless the context otherwise requires:

“Affiliate” or a person “affiliated” with a specified person means a person that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

“Appointed Stock Exchange” means an electronic market for the trading of securities and identified as a “recognised investment exchange” or an “approved investment exchange” by the Government of Bermuda.

“Board” means the board of directors for the time being of the Company;

“Bye-Laws” means these second amended and restated bye-laws in their present form , as adopted by resolution of the Shareholders dated …………………., effective ……………………...,or as from time to time further amended;

“clear days” means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

“Closing Date” has the meaning given to it in the Shareholders Agreement;

“Common Shares” means common shares of par value US$0.~~001~~012 per share (or such other par value as may result from any reorganisation of capital after the effective date of adoption of these Bye-Laws) in the capital of the Company, having the rights and being subject to the limitations set out in these Bye-Laws;

“Companies Acts” means every Bermuda statute, regulation and order from time to time in force concerning companies insofar as the same apply to the Company;

“Company” means Paysafe Limited, an exempted company registered in Bermuda with registration number 56074;

“Director” means a director for the time being of the Company;

“Exchange Act” means Securities Exchange Act of 1934, as amended, of the United States of America;

“Shareholders Agreement” means the agreement between the Company and the Principal Shareholders and other persons party thereto originally dated March 30, 2021, as amended, restated, varied and supplemented from time to time.

“Subsidiary” and “holding company” have the same meanings as in section 86 of the Companies Act 1981, except that references in that section to a company shall include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

“Undesignated Shares” means the shares of par value US$0.~~001~~012 per share (or such other par value as may result from any reorganisation of capital or as otherwise determined by the Board in accordance with the provisions of Bye-law 5.3) in the capital of the Company, having such rights and being subject to such limitations as may be attached to them pursuant to Bye-Law 5.3; and

“US dollars” or “US$” means United States dollars.

2.
For the purposes of these Bye-Laws, unless the context otherwise requires:

2.1
a corporation shall be deemed to be present in person at a meeting if its representative, duly authorised pursuant to these Bye-Laws, is present;

2.2
words importing only the singular number include the plural number and vice versa;

2.3
words importing only one gender include the other genders;

2.4
references to a company include any body corporate or other legal entity, whether incorporated or established in Bermuda or elsewhere;

2.5
references to a person include any company, partnership or other body of persons, whether corporate or not, any trust and any government, governmental body or agency or public authority, whether of Bermuda or elsewhere;

2.6
references to writing include typewriting, printing, lithography, photography, electronic mail and other modes of representing or reproducing words in a legible and non-transitory form;

2.7
a reference to anything being done by electronic means includes its being done by means of any electronic or other communications equipment or facilities and references to any communication being delivered or received, or being delivered or received at a particular place, include the transmission of an electronic or similar communication, and to a recipient identified in such manner or by such means, as the Board may from time to time approve or prescribe, either generally or for a particular purpose;

2.8
references to a signature or to anything being signed or executed include such forms of electronic signature or other means of verifying the authenticity of an electronic or similar communication as the Board may from time to time approve or prescribe, either generally or for a particular purpose;

2.9
references to a dividend include a distribution paid in respect of shares to Shareholders out of contributed surplus or any other distributable reserve;

2.10
any words or expressions defined in the Companies Acts, if not otherwise defined in or given a particular meaning by these Bye-Laws, have the same meaning in these Bye-Laws, except that the definition of “attorney” shall not apply;

2.11
any reference to any statute or statutory provision (whether of Bermuda or elsewhere) includes a reference to any modification or re-enactment of it for the time being in force and to every rule, regulation or order made under it (or under any such modification or re-enactment) and for the time being in force and any reference to any rule, regulation or order made under any such statute or statutory provision includes a reference to any modification or replacement of such rule, regulation or order for the time being in force; and

2.12
references to shares carrying the general right to vote at general meetings of the Company are to those shares (of any class or series) carrying the right to vote, other than shares which entitle the holders to vote only in limited circumstances or upon the occurrence of a specified event or condition (whether or not those circumstances have arisen or that event or condition has occurred).

REGISTERED OFFICE

3.
The Registered Office shall be at such place in Bermuda as the Board from time to time decides.

SHARE CAPITAL

4.1
The authorised share capital of the Company at the effective date of adoption of these Bye-Laws is US$22,000,000 divided into 1,600,000,000 Common Shares and 233,333,333.3 Undesignated Shares.

4.2
Common Shares

The Common Shares shall entitle their holders to the following rights:-

(a)
as regards dividend:-

after making all necessary provisions, where relevant, for payment of any preferred dividend in respect of any preference shares in the Company then outstanding, the Company shall apply any profits or reserves which the Directors resolve to distribute in paying such profits or reserves to the holders of the Common Shares in respect of their holdings of such shares pari passu and pro rata to the number of Common Shares held by each of them;

(b)
as regards capital:-

on a return of assets on liquidation, reduction of capital or otherwise, the holders of the Common Shares shall be entitled to be paid the surplus assets of the Company remaining after payment of its liabilities (subject to the rights of the holders of any preferred shares in the Company then in issue having preferred rights on a return of capital) in respect of their holdings of Common Shares pari passu and pro rata to the number of Common Shares held by each of them;

(c)
as regards voting in general meetings:-

the holders of the Common Shares shall be entitled to receive notice of, and to attend and vote at, general meetings of the Company; every holder of Common Shares present in person or by proxy shall have one vote for each Common Share held by him.

4.3
~~The rights of~~ Prior to the allotment of any Undesignated Shares, the rights of such shares, (including any redenomination, consolidation, sub-division or other variation in the par value thereof) shall be determined by the Board in accordance with the provisions of Bye-law 5.3.

SHARE RIGHTS

5.1
Subject to the Companies Acts and to the rights conferred on the holders of any other class of shares, any share in the Company may be issued with or have attached to it such preferential, deferred, qualified or special rights, privileges or conditions as the Company may by Resolution decide or, if no such Resolution is in effect or insofar as the Resolution does not make specific provision, as the Board may from time to time determine.

5.2
Without limiting the foregoing and subject to the Companies Acts, the Company may issue preference shares (including any preference shares created pursuant to Bye-Law 5.3) which (i) are liable to be redeemed on the happening of a specified event or events or on a given date or dates and/or (ii) are liable to be redeemed at the option of the Company and/or the holder. The terms and manner of redemption of any redeemable shares created pursuant to Bye-Law 5.3 shall be as the Board may by resolution determine before the allotment of such shares and the terms and manner of redemption of any other redeemable preference shares shall be either (i) as the Company may by Resolution determine or (ii) insofar as the Resolution does not make any express provision, as the Board may by resolution determine, in either case, before the allotment of such shares.

5.3
The rights attaching to the Undesignated Shares shall be as follows:

5.3.1
each Undesignated Share shall be capable of classification as a new class of share at the discretion of the Board and shall have attached to it such preferred, qualified or other special rights, privileges and conditions and be subject to such restrictions, whether in regard to dividend, return of capital, redemption, conversion into Common Shares or voting or otherwise, as the Board may determine on or before its allotment;

5.3.2
the Board may allot the Undesignated Shares in more than one class or series and, if it does so, may name and designate each such class or series in such manner as it deems appropriate to reflect the particular rights and restrictions attached to that class or series, which may differ in all or any respects from any other class or series of Undesignated Shares previously classified by the Board;

5.3.3
the particular rights and restrictions attached to any class or series of Undesignated ~~Share~~Shares shall, ahead of allotment of the same by the Board, be recorded in a resolution of the Board and, as determined by the Board in its sole discretion, may be greater than the rights attached to the Common Shares, including by:-
(a)
restricting dividends to Common Shares;
(b)
diluting the voting power of Common Shares or providing that holders of preference shares may have the right to vote on matters as a class;
(c)
impairing the liquidation rights of the Common Shares;
(d)
delaying or preventing a change of control of the Company; and

5.3.4
the Board may at any time before the allotment of any Undesignated Share by further resolution in any way amend such classification, rights and restrictions or vary or revoke its designation~~..~~.

5.4
The terms of any redeemable preference shares (including any redeemable preference shares created pursuant to Bye-Law 5.3) may provide for the whole or any part of the amount due on redemption to be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.

5.5
The Board may, in connection with the issue of any shares (whether pursuant to Bye-law 5.3 or otherwise), exercise all powers of paying commissions and brokerages conferred or permitted by law.

VARIATION OF RIGHTS

6.1
Subject to the Companies Acts, all or any of the special rights for the time being attached to any class of shares for the time being in issue may, unless otherwise expressly provided in the rights attaching to or by the terms of issue of the shares of that class, from time to time (whether or not the Company is being wound up), be altered or abrogated with the consent in writing of the holders of more than 50 per cent of all of the votes capable of being cast at the relevant time at a separate general meeting of the holders of the issued shares of that class or with the sanction of a Resolution passed at a separate general meeting of the holders of shares of that class by a majority of more than 50 per cent of the votes cast.

6.2
All the provisions of these Bye-Laws relating to general meetings of the Company shall apply mutatis mutandis to any separate general meeting of any class of Shareholders, except that the necessary quorum shall be two or more Shareholders present in person or by proxy together holding or representing a majority of the issued shares of the relevant class; provided that, if the relevant class of Shareholders has only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.

7.
The special rights conferred upon the holders of any shares or class of shares shall not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be

Paysafe p.o. Box 8016, cary, nc 27512-9903 your vote is important! Please vote by: internet go to: www.proxypush.com/psfe cast your vote online have your proxy card ready follow the simple instructions to record your vote phone call 1-866-475-4930 use any touch-tone telephone have your proxy card ready follow the simple recorded instructions mail mark, sign and date your proxy card fold and return your proxy card in the postage-paid envelope provided you must register to attend the meeting online and/or participate at www.proxydocs.com/psfe no later than 5:00 pm on wednesday december 7, 2022 paysafe limited special meeting of shareholders for shareholders of record as of november 21, 2022 time: thursday, december 8, 2022 11:30 am, eastern time place: special general meeting to be held live via the internet - please visit www.proxydocs.com/psfe for more details. This proxy is being solicited on behalf of the board of directors the undersigned hereby appoints elliott wiseman, (general counsel and secretary), and bruce lowthers, (chief executive officer) (the "named proxies"), and each or either of them, as the true and lawful proxies of the undersigned, with full power of substitution and revocation, and authorizes them, and each of them, to vote all the common shares of paysafe limited which the undersigned is entitled to vote at the 2022 special general meeting ("2022 sgm") and any adjournment thereof upon the matters specified and upon such other matters as may be properly brought before the 2022 sgm or any adjournment thereof, conferring authority upon such true and lawful proxies to vote in their discretion on such other matters as may properly come before the 2022 sgm and revoking any proxy heretofore given. The shares represented by this proxy will be voted as directed or, if no direction is given, shares will be voted identical to the board of directors' recommendation. This proxy, when properly executed, will be voted in the manner directed herein. In their discretion, the named proxies are authorized to vote upon such other matters that may properly come before the 2022 sgm or any adjournment or postponement thereof. You are encouraged to specify your choice by marking the appropriate box (see reverse side) but you need not mark any box if you wish to vote in accordance with the board of directors’ recommendation. The named proxies cannot vote your shares unless you sign (on the reverse side) and return this proxy card. Please be sure to sign and date this proxy card and mark on the reverse side

Paysafe limited special meeting of shareholders please make your marks like this: the board of directors recommends a vote: for on proposals 1 and 2 proposal for your vote against abstain board of directors recommends for for approval of the consolidation and redesignation of the issued and unissued common shares, and the unissued undesignated shares, of par value $0.001 each, in the capital of the company (together, the "reverse stock split") at a ratio of 1 for 12, such that after giving effect to the reverse stock split, the authorized share capital of the company shall be comprised of $22,000,000 divided into 1,600,000,000 common shares of par value $0.012 each and 233,333,333.3 undesignated shares of par value $0.012 each, with the rights attaching thereto as set out in the amended bye-laws (as defined below), conditional always upon the board determining, prior to the 2023 annual general meeting of shareholders (the "long stop date"), whether to proceed with the reverse stock split and the relevant time to do so, by reference to such factors as the board may deem necessary or appropriate including, amongst other things, market conditions for the company's common shares at the relevant time. Approval of, subject always to the reverse stock split being implemented prior to the long stop date, the adoption by the company as at the date of such implementation of updated bye-laws of the company, with the changes to the existing bye-laws of the company (the "bye-laws") being substantially in the form of the changed pages annexed to the notice of meeting (the "amended bye-laws"), in substitution for and to the exclusion of the relevant provisions of the bye-laws, and to authorize any director or officer of the company to take such steps, issue such notices, execute and deliver such deeds for and on behalf of the company to update the bye-laws to include the amended bye-laws, and to file the same with all regulatory authorities of competent jurisdiction, it being understood that if the board does not determine, prior to the long stop date, to effect the reverse stock split, proposal one and proposal two shall lapse and shall be of no further effect, such that the par value of the issued and unissued common shares and the undesignated shares in the capital of the company shall remain $0.001. Authorized signatures - must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy/vote form. Signature (and title if applicable) date signature (if held jointly) date